Filed by Enterprise Financial Services Corp pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934, as amended Subject Company: First Choice Bancorp Commission File No: 001-38476 On April 26, 2021, the following communication was published as a blog post: Merger Announcement: Setting the Stage for Enterprise Growth Our commitment to serving small and midsize businesses continues with the recent announcement of our intent to join forces with First Choice Bancorp (FCBP), the holding company of Southern California-based First Choice Bank (First Choice). You can read our press release for more details. First Choice is a high-performing, community-focused bank with eight full-service branches and two loan production offices servicing the Southern California region. This transaction will allow our combined organization to expand in certain key areas of focus, including our SBA lending and specialty deposits business lines. The proposed acquisition will further enhance Enterprise’s footprint in the West/Southwest United States. Enterprise and FCBP share many similarities from a cultural perspective. Both organizations take pride in being high performers, providing top-tier client service, being committed to associate growth, and ensuring that the communities we serve benefit from our success. As we have done with all of our prior acquisitions, following closing, we will continue to emphasize local decision-making, provide access to senior leadership, and provide hands-on, high-touch service for our clients; the core of Enterprise’s business model. We plan to preserve what FCBP has built while using our combined scale to facilitate current and future growth. The completion of this acquisition is subject to approval by the shareholders of each of Enterprise Financial Services Corp (EFSC) and FCBP, requisite regulatory approvals, and satisfaction of customary closing conditions. We anticipate closing sometime in the third quarter, and we are excited about our future, together! Jim Lally President and CEO, Enterprise Financial Services Corp

Additional Information About the Merger and Where to Find It In connection with the proposed acquisition transaction, along with other relevant documents, a registration statement on Form S-4 will be filed with the SEC that will include a joint proxy statement/prospectus to be distributed to the shareholders of EFSC and FCBP in connection with their votes on the acquisition. SHAREHOLDERS OF EFSC AND FCBP ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND RELATED MATTERS. FREE COPIES OF THESE DOCUMENTS MAY BE OBTAINED AS DESCRIBED BELOW. The final joint proxy statement/prospectus will be mailed to shareholders of EFSC and FCBP. Investors and security holders will be able to obtain the documents, and any other documents EFSC has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by EFSC in connection with the proposed acquisition will be available free of charge by (1) accessing EFSC’s website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North Meramec, Clayton, Missouri 63105, Attention: Investor Relations, (3) accessing FCBP’s website at https://investors.firstchoicebankca.com under the “SEC Filings” tab, or (4) writing FCBP at 17785 Center Court Drive, N Suite 750, Cerritos, CA 90703, Attention: General Counsel. Participants in Solicitation FCBP and certain of their directors and executive officers, and EFSC and certain of their directors, executive officers and other certain members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of FCBP and the shareholders of EFSC in connection with the Merger. Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 17, 2021. Information about the directors and officers of FCBP will be set forth in the Form-10-K/A, to be filed with the SEC on or about April 27, 2021 and in the proxy statement of FCBP to be filed on Schedule 14A during the third quarter of 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document, once filed, may be obtained as described in the preceding paragraph.